United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-16581
SOVEREIGN BANCORP, INC.
(Exact name of registrant as specified in its charter)
1500 Market Street
Philadelphia, Pennsylvania 19102
(267) 256-8601
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, no par value
(Title of each class of securities covered by this Form)
Depositary Shares for Series C Non-Cumulative Preferred Stock
7.75% Capital Securities (Sovereign Capital Trust V)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: There is one holder of the common stock, no par value, of Sovereign Bancorp, Inc.
Pursuant to the requirements of the Securities Exchange Act of 1934, Sovereign Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2009

By:	/S/ Stacey V. Weikel
Stacey V. Weikel
Senior Vice President